Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction

Meru Networks International, Inc.	Delaware

Meru Networks India Private Limited	India

Meru Networks K.K.	Japan

Meru Networks B.V.	Netherlands

Meru Networks Pty. Ltd.	Australia